

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2013

Via E-mail
Irina Goldman
President
Maple Tree Kids, Inc.
119 Rockland Center, Suite 75
Nanuet, NY 10954

> **Re:** **Maple Tree Kids, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 5, 2013**
> **File No. 333-192093**

Dear Ms. Goldman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Cover Page

2. Please disclose the *net* proceeds that you may receive from this offering, assuming the sale of 25%, 50%, 75% and 100% of the shares being offered. (emphasis added) Please refer to Item 501(b)(3) of Regulation S-K.

3. We note your statements in the second full paragraph that "not all of the common stock may be sold" and that "[t]he amount raised may be minimal." Please revise to clarify that there is no assurance that you will raise *any* proceeds from the offering.

Prospectus Summary, page 5

Overview, page 5

4. Please disclose in this section the fact that your auditor has issued a going concern opinion, as you state elsewhere in your prospectus. Please refer to Item 503(a) of Regulation S-K.

The Offering, page 9

5. Please disclose in the "Gross Proceeds and Net Proceeds" section the fact that there is no guarantee that you will receive any proceeds from the offering, and include the net proceeds that you may receive from this offering assuming the sale of 25%, 50%, and 75% of the shares being offered.

Risk Factors, page 11

Risks Related to our Business, page 11

We do not have sufficient working capital to meet our cash requirements, page 11

6. We note your disclosure in this section regarding the risks associated with obtaining additional capital through equity issuances. Please briefly discuss in this risk factor, or in a separate risk factor, the risks associated with obtaining additional capital through loans or other debt instruments.

Use of Proceeds, page 18

7. Please disclose the order of priority of each individual use of proceeds in any scenario in which less than all of the securities to be offered are sold. If the order of priority is the order in which the uses are listed in the table on page 18, please so state. Please refer to Instruction 1 to Item 504 of Regulation S-K.

Dilution, page 19

8. It appears your dilution calculations are not mathematically accurate. It appears the dilution to new investors assuming the maximum amount of proceeds raised is greater than the amount you disclose. Please advise us, or revise your calculations

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations for nine months ended September 30, 2013 and September 30, 2012, page 22

9. Please provide additional disclosure regarding the reason(s) for the decrease in revenues in the nine months ended September 30, 2013 as compared to the nine months ended September 30, 2012, and the decrease in revenues in the fiscal year ended December 31, 2012 as compared to the fiscal year ended December 31, 2011. Please disclose whether the decrease in retail sales is attributable to a decrease in the price of goods, a decrease in the volume of goods sold, or a combination of the two. Please discuss any other factors contributing to the decrease in retail sales through your websites.

Liquidity and Capital Resources as of September 30, 2013 and September 30, 2012, page 24

10. We note that your auditors have issued a going concern opinion and that you lack sufficient cash to sustain operations for the next 12 months. Please provide disclosure describing your rate of negative cash flow per month and the period of time that available cash can sustain your current operations.

11. Please revise your disclosure to discuss significant development milestones and the material costs associated with achieving such milestones. Additionally, because your offering is being conducted on a "best-efforts" basis, please discuss your plans to satisfy your liquidity needs and meet your development goals in the next 12 months under the offering scenarios discussed elsewhere in your filing. For example, please revise your disclosure to discuss your estimated operating expenses if you raise 25%, 50%, and 75% of the total offering proceeds. In this regard, we note that your disclosure on page 24 discusses only your estimated operating expenses assuming you raise 100% of the proceeds in this offering and that, because this is a best-efforts offering, there is no guarantee that you will raise 100% of the proceeds from this offering, or any proceeds at all.

<u>Description of Our Business, page 26</u>

<u>Our Industry, page 27</u>

12. We note your references to the 2012 Gifting Report, the Gift Retailer 2013 survey, and the 2012 Gifts & Decorative Accessories Trends and Forecast Survey for the statistical, qualitative, and comparative statements contained in this section. Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon. Please also disclose whether you commissioned any of the materials to which you refer and file the consent of each party who conducted any of the studies to which you refer, or confirm that these studies are widely available to the public.

13. We note your statement that "Ms. Popcorn and other trend forecasters agree that the personalized gift industry will continue steady growth as more products are brought to market in response to consumer demand." Please disclose the basis for this statement, or state that it is management's belief.

<u>Our Competitive Strengths, page 28</u>

14. We note that a "Diverse product inventory" is listed as one of your competitive strengths. However, elsewhere you state that you "maintain very limited inventory." Please revise to clarify the level of inventory that you maintain.

<u>Products, page 29</u>

15. We note your disclosure that products are, "if possible, drop shipped per [your] request to customers." Please disclose which party is responsible for the cost of shipping products to your customers.

<u>Executive Compensation, page 34</u>

16. Please briefly describe the material terms of Ms. Goldman's employment agreement or arrangement, whether written or unwritten. In this regard, we note your disclosure on page 24 that you expect salary and consulting fees to be $30,000 over the next 12 months. Please refer to Item 402(o)(1) of Regulation S-K.

<u>Note 3 – Summary of Significant Accounting Policies, page F-9</u>

<u>Revenue recognition, page F-10</u>

17. We read your disclosure that you do not carry inventory and all your orders are drop-shipped by your vendors and shipped directly by your vendors to your customers. Please tell us and disclose in further detail why you record revenue on a gross basis as principal.

In this regard, provide to us your accounting analysis that summarizes the indicators you relied on under ASC 605-45-45 to report revenue on a gross basis.

Item 16. Exhibits, page II-2

18. Please file the Subscription Agreement referenced on page 41 as an exhibit to the registration statement. Please see Item 601(b)(10) of Regulation S-K.

Signatures, page II-4

19. Please revise the filing to have Ms. Goldman sign the filing in her individual capacities, in addition to signing the filing on behalf of the company. Please refer to the Signatures section of Form S-1. In doing so, please ensure that the filing is signed by your principal executive officer, your principal financial officer, and your controller or principal accounting officer. Please refer to Instruction 1 to the Signatures section of Form S-1. Where a single person holds multiple positions, please include each capacity in which the individual signs the registration statement. Please refer to Instruction 2 to the Signatures section of Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney at (202) 551-3485, Lisa Kohl, Staff Attorney, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa Kohl for

Mara Ransom
Assistant Director

cc: Gary R. Henrie